UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVAST SOFTWARE B.V.

(Name of Filing Persons (Offeror))

AVAST HOLDING B.V.

(Name of Filing Persons (Parent of Offeror))

Ordinary shares, €0.01 nominal value per share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Avast Holding B.V.

Schiphol Boulevard 369

Tower F, 7th floor

1118 BJ Schiphol

The Netherlands

Attention: Alan Rassaby

+31 20 654 3225

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Ian Bagshaw Caroline Sherrell White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532 1000	Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, NY 10036-2787 +1 212 819 8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,339,391,120	$134,876.69***

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 50,730,029 ordinary shares, with a nominal value of €0.01 per share, of AVG Technologies N.V. multiplied by the offer price of $25.00 per share, (ii) the net offer price for 2,522,480 shares issuable pursuant to outstanding options with an exercise price less than $25.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $25.00 minus the weighted average exercise price for such options of $19.73 per share), (iii) 690,000 shares subject to issuance pursuant to restricted stock units multiplied by the offer price of $25.00 per share and (iv) 1,623,877 shares subject to issuance pursuant to outstanding performance-based restricted stock units multiplied by the offer price of $25.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of July 25, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,876.69	Filing Party: Avast Software B.V. and Avast Holding B.V.
Form or Registration No.: Schedule TO	Date Filed: July 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on July 29, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent”), and Parent, relating to the offer by Purchaser to purchase all of the outstanding ordinary shares, with a nominal value of €0.01 per share (the “Shares”), of AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“AVG”), at a price of $25.00 per share, in cash, without interest and less applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal that accompanies the Offer to Purchase, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Items 1 through 9 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On September 1, 2016, Parent announced an extension of the expiration of the Offer to 11:59 p.m., New York City time, on September 15, 2016, unless the Offer is further extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on August 31, 2016.

The Depositary has advised Parent and Purchaser that, as of 11:59 p.m., New York City time, on August 31, 2016, 40,751,681 Shares (excluding 2,951,143 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 79.9% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(K) and is incorporated by reference herein.”

The information set forth in the Offer to Purchase and certain other exhibits to the Schedule TO is hereby amended and supplemented as follows:

All references to “11:59 p.m., New York City time, on August 31, 2016” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “11:59 p.m., New York City time, on September 15, 2016”.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press Release issued by Avast Holding B.V., dated September 1, 2016.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2016

AVAST SOFTWARE B.V.

By:	/s/ Alan Rassaby
Name:	Alan Rassaby
Title:	Managing Director A

By:	/s/ Stefan Boermans
Name:	Stefan Boermans
Title:	Managing Director B

AVAST HOLDING B.V.

By:	/s/ Alan Rassaby
Name:	Alan Rassaby
Title:	Managing Director A

By:	/s/ Stefan Boermans
Name:	Stefan Boermans
Title:	Managing Director B

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 29, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 29, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Avast Holding B.V. and AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(B)	Blog post posted by Avast Holding B.V. on its external website on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(C)	Frequently Asked Questions issued by Avast Holding B.V. and AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(D)	Email Communication from Avast Holding B.V. and AVG Technologies N.V. to their respective employees sent on
July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(E)	Slide Presentation used in connection with a meeting with employees of AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule
TO-C, which is incorporated by reference herein).

(a)(5)(F)	Tweet from July 7, 2016 by Avast Holding B.V. (@avast_antivirus) (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(G)	Facebook post from July 7, 2016 by Avast Holding B.V. to the Avast Software Facebook page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(H)	LinkedIn post by Avast Holding B.V. from July 7, 2016 to the Avast Software LinkedIn page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(I)	Tweet from July 7, 2016 by Avast Holding B.V. (@avast_antivirus) (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(J)	Facebook post from July 14, 2016 by Avast Holding B.V. to the Avast Software Facebook page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 15, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(K)	Press Release issued by Avast Holding B.V., dated September 1, 2016.

(b)	Debt Commitment Letter, dated as of July 6, 2016, as amended and restated as of July 28, 2016, by and among Credit Suisse AG, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, UBS AG, Stamford Branch, UBS Securities LLC, Bank of America Merrill Lynch International Limited, Société Générale and Avast Software B.V.*

(d)(1)	Purchase Agreement, dated as of July 6, 2016, by and among AVG Technologies N.V., Avast Holding B.V. and Avast Software B.V. (originally filed with the Securities and Exchange Commission by AVG Technologies N.V. on July 7, 2016 as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, which is incorporated by reference herein).

(d)(2)	Tender Agreement, dated as of July 6, 2016, by and among TA X L.P., TA Atlantic and Pacific VI L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II-A L.P., TA Investors III L.P., Avast Holding B.V. and Avast Software B.V.*

(d)(3)	Tender Agreement, dated as of July 6, 2016, by and among CVP II, Inc., Avast Holding B.V. and Avast Software B.V.*

(d)(4)	Confidentiality Agreement, dated as of May 28, 2016, by and between AVG Technologies N.V. and Avast Holding B.V.*

(d)(5)	Exclusivity Agreement, dated as of June 16, 2016, by and between AVG Technologies N.V. and Avast Holding B.V.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.